Exhibit 99.4
LDK Solar Signs Agreement to Supply Wafers to Neo Solar Power
Xinyu City, China and Sunnyvale, CA, August 29, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to supply multicrystalline solar wafers to Taiwan-based Neo Solar Power Corp. (NSP).
Under terms of the agreement, LDK Solar will deliver multicrystalline solar wafers to NSP valued at approximately US$495 million through the end of 2009.
“We are pleased to announce this significant wafer supply contract with NSP,” stated Xiaofeng Peng, Chairman and CEO. “As we continue to strategically select new customers for the allocation of our growing wafer capacity, we are particularly excited to develop a relationship with NSP, a quality-oriented player in the solar industry.”
“We are pleased to select LDK, a reputable company, as one of our key suppliers. This agreement is the beginning of a long term relationship between LDK and Neo Solar Power.” says Dr. Frank Huang, Chairman of NSP, who is also the Chairman of Powerchip Semiconductor Company.
“This wafer supply agreement further strengthens our silicon supply chain for the production of high quality solar cells,” commented Dr. Quincy Lin, Vice Chairman and CEO of NSP. “We view this partnership with LDK as a great opportunity to strengthen our competitive position in the marketplace.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK’s office in the United States is located in Sunnyvale, California.
About NSP
Neo Solar Power (NSP) is a Taiwan based company specializing in research, development, and manufacturing of high quality solar cells. NSP’s solar cells are known for high efficiency and low lamination power loss. NSP is a member of Powerchip Group, Taiwan. Key investors of NSP include Powerchip Semiconductor Company (largest DRAM company in Taiwan with US$3B in revenue in 2006), leading venture capital firms, and the management team. NSP’s management team consists of inter-disciplinary experts in high-tech management, semiconductors, silicon materials, solar cell processing, and solar energy systems engineering.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1- 408-245-8801	Gary Yang VP, Finance and Administration Neo Solar Power Corp. IR@neosolarpower.com +886-3-598-0126 x1089